UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Oxbridge Re Holdings Limited
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G6856M122
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP: G6856M122
1		NAME OF REPORTING PERSONS Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356
	6	SHARED VOTING POWER 480,100
	7	SOLE DISPOSITIVE POWER 356
	8	SHARED DISPOSITIVE POWER 480,100
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,456
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP: G6856M122
1		NAME OF REPORTING PERSONS Space Age Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 480,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 480,100
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,100
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP: G6856M122
Item 1(a).	Name of Issuer:
Oxbridge Re Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Strathvale House, 2nd Floor 90 North Church Street, Georgetown P.O. Box 469, Grand Cayman, Cayman Islands, KY1-9006
Item 2(a).	Name of Persons Filing:
Air T, Inc.
Space Age Insurance Company (wholly owned subsidiary of Air T, Inc.)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
5930 Balsom Ridge Road, Denver, North Carolina 28037
Item 2(c).	Citizenship:
Not Applicable
Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value $0.001 per share
Item 2(e).	CUSIP Number:
G6856M122
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership:
(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

CUSIP: G6856M122
(ii)	shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii)	sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv)	shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.
Space Age Insurance Company is a wholly owned subsidiary of Air T, Inc.
Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.
Exhibits.
99.1	Joint Filing Agreement

CUSIP: G6856M122

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 13, 2020
AIR T, INC. By: /s/ Brian Ochocki Brian Ochocki Chief Financial Officer

SPACE AGE INSURANCE COMPANY By: /s/ Mark Jundt Mark Jundt Director

EXHIBIT 99.1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Date:  February 13, 2020
AIR T, INC. By: /s/ Brian Ochocki Brian Ochocki Chief Financial Officer

SPACE AGE INSURANCE COMPANY By: /s/ Mark Jundt Mark Jundt Director